DLA Piper llp (us) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com Michael P. Reed michael.p.reed@dlapiper.com T 202.799.4229 F 202.799.5229
January 5, 2011
Ms. Lindsay McCord
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mercantile Bancorp, Inc. File No. 001-32434
Dear Ms. McCord:
Per our discussion today, we requested on behalf of our client, Mercantile Bancorp, Inc., an extension of time until January 14, 2011, for Mercantile to file a response to the comment letter from the U.S. Securities and Exchange Commission dated December 29, 2010. Per our discussion, you granted Mercantile an extension until January 14, 2011 to file its response letter.
Please contact the undersigned if you have any questions.

Very truly yours, DLA Piper LLP (US)
/s/ Michael P. Reed
Michael P. Reed